Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, MN 55402-1609 www.Oppenheimer.com Direct: (612) 607-7287 Main: (612) 607-7000 Fax: (612) 607-7100 E-Mail: ACulbert@oppenheimer.com

May 3, 2010

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Jeffrey Riedler Assistant Director Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A Form 8-K dated October 14, 2009 File Number: 001-31812

Dear Mr. Riedler:

We are responding on behalf of BioSante Pharmaceuticals, Inc., a Delaware corporation, to your letter, dated April 30, 2010, to Mr. Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008, definitive proxy statement on Schedule 14A in connection with BioSante’s 2009 annual meeting of stockholders and BioSante’s current report on Form 8-K dated October 14, 2009.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter. BioSante’s responses are provided below each comment.

Division of Corporation Finance
Securities and Exchange Commission
May 3, 2010

Annual Report on Form 10-K

Item 1. Business, page 1

1.
Comment: We note your response to prior comment 1. You have described yourself as a specialty pharmaceutical company. The fact that your financing agreements raised more money during 2009 than the revenues you have received from the sale of Eelstrin does not mean that you are not substantially dependent on the agreement you have to market Elestrin, which is currently your only commercially available product. In fact, the revenue stream related to your agreement with Azur Pharma International II Limited may have made it easier to raise equity on acceptable terms as it demonstrated your ability to develop and commercialize a pharmaceutical product. Additionally, our comment was raised with respect to your annual report for fiscal year 2008, a year in which you did not raise more funds through equity financing than you generated through the sale of your only product. Indeed, for the year ended December 31, 2008, the revenues received from the Azur Pharma agreement amounted to 85% of your revenues and greatly exceeded cash inflows relating to financing activities.

We have considered your argument with Azur Pharma in December 2009 pursuant to which you received approximately $3.0 million in lieu of the future royalty stream. However, during the year ended December 31, 2009, approximately 87% of your revenues were still generated from the original Azur Pharma agreement and you are still entitled to milestone payments under the amended agreement.

Therefore, we continue to believe that you were substantially dependent on the Azur Pharma agreement as of December 31, 2008 and that you continue to be substantially dependent on the agreement as of December 31, 2009. Accordingly, we request that you file the agreement as soon as possible. We will not be in a position to clear your filing until the exhibit has been filed.

Response: In response to the Staff’s comment, BioSante filed a current report on Form 8-K on May 3, 2010. BioSante filed its license agreement with Azur Pharma International II Limited and the one amendment to such agreement as Exhibits 10.1 and 10.2, respectively, to such report.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.	BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
May 3, 2010

After you have had an opportunity to review the above response to your comment, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:	Stephen M. Simes, BioSante Pharmaceuticals, Inc. Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.